Exhibit 99.1

1 One of the fastest growing and innovative Pharma organizations in Latin America June, 2022 NASDAQ: PROC

2 DISCLAIMER This presentation was prepared for informational purposes only by Procaps Group, S . A . , a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and contains financial forecasts with respect to certain financial metrics of Procaps . The independent registered public accounting firm of Procaps has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results . Procaps does not undertake any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise . In this presentation, certain of the above - mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Procaps or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) the inability to recognize the anticipated benefits of the acquisition of AI Soar (Netherlands) BV (“Somar Holding”), Química y Farmacia S . A . de C . V . (“Quifa”), PDM Acondifarma S . A . de C . V . (“PDM”), Gelcaps Exportadora de México S . A . de C . V . (“Gelcaps”), and Grupo Farmacéutico Somar S . A . P . I . de C . V . (“Somar”, and together with Somar Holding, Quifa, PDM and Gelcaps, collectively, “Grupo Somar”) which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) Procaps’ financial performance following the acquisition ; (6) costs related to the acquisition ; (7) changes in applicable laws or regulations ; (8) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID - 19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20 - F filed with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . The financial statement information and data for Procaps contained in this presentation have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board . The financial statement information and data for Grupo Somar contained in this presentation have been prepared in accordance with the Normas de Información Financieras (“MFRS”) issued by the Consejo Mexicano de Normas de Información Financiera, A . C . MFRS differs in certain significant respects from IFRS . As a result, the financial information and data of Procaps contained in this presentation prepared under IFRS are not directly comparable to the financial information and data of Grupo Somar contained in this presentation prepared under MFRS . Procaps has not included a description of the principal differences between IFRS and MFRS in this presentation . This presentation includes non - IFRS financial measures, including Adjusted EBITDA and EBITDA . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ and Grupo Somar’s financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . Certain amounts included herein have been expressed in U . S . dollars for convenience and, when expressed in U . S . dollars in the future, such amounts may be different from those set forth herein . In this presentation, Procaps relies on and refers to information and statistics regarding the sectors in which Procaps competes and other industry data . Procaps obtained this information and statistics from third - party sources, including reports by market research firms . Procaps has not independently verified the accuracy or completeness of the data contained in these third - party sources and other publicly available information . Accordingly, neither Procaps nor its affiliates and advisors make any representations as to the accuracy or completeness of these data . Procaps has supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available . Procaps also owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice .

3 Team Members Presenting Today Ruben Minski Founder – Chairman – Chief Executive Officer Founder, President and Director (44 years) Chemical Engineering Owners / President Management Program Melissa Angelini Investor Relations Director Investor Relations Officer Investor Relations Officer IR Client Executive International Relations MBA Finance Vice President & Treasurer Chief Executive Officer Chief Financial Officer MBA Electrical & Industrial Engineering Patricio Vargas Chief Financial Officer Advanced Management Program

4 I. Our Business II. Why Procaps III. Grupo Somar IV. Growth Strategy V. Leadership & ESG AGENDA

# Procaps At A Glance

**Largest pharmaceutical integral CDMO** in LatAm and **top 5 globally** in terms of softgel production capacity[1]

**Presence in 13 countries and expansion into Mexico** with the acquisition of **Grupo Somar**[2]

Integrated pharma company uniquely positioned to **drive pan-regional consolidation**

| US$ mm | Net Revenues 2020 | Net Revenues 2021 | Adj. EBITDA[3] 2020 | Adj. EBITDA[3] 2021 |
|---|---|---|---|---|
| PROCAPS GROUP | 331 | 410 | 85 | 100 |
| SOMAR GRUPO FARMACÉUTICO | 164 | 184 | 27 | 32 |

**45+ Year-Old Company, 5,300+ collaborators** with a start-up mentality

Our products are sold & distributed in **~50 markets worldwide**

Focus on maintaining **strong history of ESG principles**

**In-house R&D capabilities** with strong scientific expertise, supporting the expected launch of **150+ products** every year

**7 manufacturing facilities** in Latin America including first **RX FDA-approved pharmaceutical plant on the** continent

**6 additional plants in Mexico** subject to COFECE's approval, including **3 OTC FDA-approved (2 Softgel facilities)**

**Vertically-integrated** to provide **patented oral drug delivery technology** and **manufacturing capabilities**

Source: Procaps, QYR Research

Notes: (1) QYR Research market report as of 2020; (2) The transaction is expected to close in 4Q22, subject to the approval of the Federal Economic Competition Commission (COFECE) in Mexico; the transaction includes Quimica y Farmacia, Gelcaps and related entities; (3) Refer to Form 20-F for adjusted EBITDA reconciliation

5

# Solid Business Model with Strong Product Diversification

## Multiple growth avenues through a diverse portfolio of products & services

**~30% B2B** + **~70% B2C**

### iCDMO (B2B – Softigel)

- Integral Contract Development and Manufacturing Organization
- Proprietary Softgel Technology: Unigel, Versagel, Chewgel, G-tabs and specialized gummies
- Global Pharma as clients for over 18 years

### Prescription products (Rx) (B2C – Farma Procaps, Clinical Specialties)

- Branded Generics in 9 different therapeutic areas
- High complexity products for private institutions

### OTC products (B2C – VitalCare)

- Extensive portfolio of OTC consumer healthcare products

### Diabetes solutions (B2C – Diabetrics)

- A pharma 4.0 solution: a patient-centric, holistic approach
- Comprehensive portfolio of innovative products and differentiated services

**Net Revenue CAGR 2019-2021:**

| Category | Net Revenue CAGR 2019-2021 |
|---|---|
| Analgesics | ~11% |
| Feminine Care | ~8% |
| Antibiotics | ~14% |
| Vitamins | ~21% |
| Health solutions for diabetes \| BGMs | ~14% |


Advil
dolex









6

7 Highly Attractive Financial Profile Notes: (1) Refer to Form 20 - F for adjusted EBITDA reconciliation High Growth in a Resilient Market Adj. EBITDA (1) Profitable Portfolio of Drugs & CDMO Financial Discipline and Operational Leverage Gross Profit 331 410 420 2020 2021 Q122LTM Net Revenues Double - digit growth rates in all business units US$ mm Strong increase in sales volume of products US$ mm US$ mm Consistent growth with high profitability levels 191 236 243 2020 2021 Q122LTM 85 100 101 2020 2021 Q122LTM 58% Gross Margin (Q122 LTM) 24% Adj. EBITDA Margin (Q122 LTM) 21% Net Revenue CAGR (20 - Q122 LTM) Q122 Net Revenues increased 11% vs. Q121 Q122 Adjusted EBITDA increased 15% vs. Q121

8 What have we done since IPO? Delivering on M&A Growth Strategy • Acquisition of Grupo Somar a leading pharma company in Mexico that engages in the development, manufacture, and commercialization of high - quality products • This acquisition is aligned with Procaps ǲ s long - term strategy Gummy Expansion in the US • Construction of a new gummy manufacturing facility in Florida to support increased US demand of advanced gummy technologies Debt Refinancing • Reduction in financial expenses due to convenient interest rate from PPN (1) • Change in the debt mix to mostly long term • Improvement of liquidity financial metrics Management Restructuring • Ruben Minski as Chairman and CEO • New senior hires with Camilo Camacho as COO and Patricio Vargas as CFO • Strengthening of the accounting team • IT controls to reduce material weakness • Melissa Angelini as Investor Relations Director ESG • Board of Directors with independent members • M&A & Audit Committees • Improvement of our ESG strategy: Materiality analysis and ESG Report CDMO Expansion in the US • Acquisition of an 86,600sqm production facility and pharmaceutical R&D center in West Palm Beach, Florida to expand global growth of its iCDMO business unit Source: Procaps Notes: (1) Private Placement Notes

9 I. Our Business II. Why Procaps III. Grupo Somar IV. Growth Strategy V. Leadership & ESG AGENDA

10 Our pillars Leadership in an Attractive Market Best in Class Portfolio What makes us unique? Strong In - House R&D Capabilities Driving Attractive Growth Opportunities Leading Regional Pharmaceutical Player with Truly Global Reach to capitalize favorable on regional dynamics Proprietary Portfolio of Branded Differentiated Rx and OTC Products Yields Higher Profitability One of the Leading Pharmaceutical Integral CDMO Specialized in Softgels Leadership in the CDMO Segment Continuous R&D Investments 1 2 3 4 Why Procaps Investment Pillars That Makes Us a Unique Investment Case

1

# In-House R&D Capabilities Driving Attractive Growth Opportunities

## Clear avenues for growth given a robust pipeline and a high product renewal rate

- **600+ products** developed in softgels
- **150+ products launched per year**
- **50+ first launch products** annually worldwide
- **270+ skilled personnel** in R&D and innovation
- **500+ formulations**

**Renewal Rate continues to grow as R&D investments are increasing**



Product Renewal Ratio (%)
21%
24%
24%
2019
2020
2021

**Relevant R&D Expenditure**

**~4-5% of Net Revenues invested annually in R&D**



R&D Investment (%of Net Revenues)
4%
5%
4%
2019
2020
2021

***Innovative delivery mechanisms allow Procaps to transform Branded Generics into differentiated products, valued by both patients and physicians***

11

12 38.0% 31.0% 31.0% 30.0% 26.0% 21.0% 18.0% 15.0% 14.0% - 9.0% Source: IQVIA – Close Up November 2021 Notes: (1) Consists of the 13 markets in which Procaps currently operates; market share based on product sales revenue Strong Growth Leading to Increasing Market Share Procaps is the TOP 2 most preferred company in prescription across the region In Our 13 Markets (1) YTD Growth (%) November 2021 Double Digit Growth YTD 2021: 31%

13 2 Source: IQVIA Institute 2021 Global Medicine Spending and Usage Trends, Outlook to 2025, 2021Fitch Pharmaceuticals & Healthcare Report 2020, BMI 2019 and UN Department of Economics and Social Affairs, IQVIA Note: (1) Derived from 2022E - 2025E expected CAGR of 10.3% & 2021 - 2022 growth of 11.6%, per IQVIA Pharma Sales Aging Population in LatAm Top Market Share Gainers 41% 31% 22% 16% 55% 63% 68% 63% 4% 6% 10% 21% 1975 2000 2025E 2050E 15 - 64 years 0 - 14 years 65+ years Population by Age (1975 – 2050E) Expected CAGR by Region (%) ~10% (1) Global Latin America …LatAm’s pharma sales expected to outperform global growth… 1.8x – 3.5x higher ~3% 11% (1) ~6% CAGR 2021E – 2025E …LatAm’s aging population will increase boosting demand for pharma Procaps is one of the fastest growing companies out of the top 10 in the markets in which we operate… and we are adding Grupo Somar as the 2 nd largest in volume in Mexico Rank (2021) 1 st Company +29% 2 +21% 3 +21% 4 +20% 5 +17% 6 +13% 7 +12% 8 +11% 9 +10% 10 +9% Procaps Positioned to Capitalize on Favorable Regional Dynamics “Right Place, Right Time”

2

# Regional Pharmaceutical Player with Global Reach

## Presence in 13 Countries with Product Reach Across ~50 Markets

- **First FDA-approved** Rx pharma plant in South America
- **One of the only 5 Hormonal Softgel plants** in the world
- **Centralized R&D Platform based in Colombia** with advanced technology and strategic positioning
- **Cost-efficient manufacturing** facilities
  Manufacturing plants approved by **US, Canada, Australia and Europe Regulatory Agencies** for both Rx and OTC products


6 Plants subject to COFECE's[1] approval
1
USA
Florida
One Underdevelopment
2
El Salvador[2]
San Salvador
2
Colombia
Barranquilla
2
Colombia
Bogota
1
Brazil
Sao Paulo
Manufacturing Facilities
Commercial Offices
Sales Around the World

**Certified by highly-regulated countries**

FDA · MHRA · Cofepris · Health Canada · TGA · ISO 14000

Source: Procaps
Notes: (1) Subject to the approval of the Federal Economic Competition Commission (COFECE) in Mexico; (2) Includes Biokemical's manufacturing facility

14

3

# Proprietary Portfolio of Branded Rx and OTC Products

## Well Diversified Proprietary Portfolio

**Product Portfolio Diversification...**

*Revenue (%) – Q122*


Top 10 Selling Brands
Others
66%
34%

- ✓ Clenox (5%)
- ✓ Glucoquick (3%)
- ✓ Ezolium (2%)
- ✓ Betaduo (4%)
- ✓ Gestavit (3%)
- ✓ Artribion (2%)
- ✓ Muvett (4%)
- ✓ Citragel (3%)
- ✓ Isoface (4%)
- ✓ Nutrigel (2%)

**...With Presence in Several Therapeutics Areas**

- Feminine Care
- Pain Relief
- Skin Care
- Digestive Health
- Growth & Development
- Cardiology
- Respiratory
- Vision Care
- Gastro - Intestinal
- Personal Protective Equip.
- Antibiotics
- Immuno - supressants
- Oncology
- Analgesics
- Urology
- Cough & Cold
- VMs
- CNS
- Blood Clots

***Grupo Somar[1] operates in strategic therapeutic areas and also offers a complementary product portfolio in the same segments that Procaps pursues***

Source: Procaps Q122

Notes: (1) The transaction is expected to close in 4Q22, subject to the approval of the Federal Economic Competition Commission (COFECE) in Mexico; the transaction includes Química y Farmacia, Gelcaps and related entities

15

4

# Leading Pharmaceutical Integral CDMO Specialized in Softgels

## One of the main providers of Softgel advanced technologies for global pharmaceutical and nutraceutical companies

- **Largest** pharmaceutical Softgel
- **CDMO** in LatAm and **top 5 globally** in terms of softgel production capacity
- **5–10-year** contracts**; ~70%** of which are **USD-denominated**
- **Over 639 SKUs** across ~300 product lines
- Over **126 clients** in more than **32 countries** with strong and increasing US presence

**Client Base of Global and Regional Blue-Chip Companies**

| | % Softgel Sales[1] | Relationship (Avg. Years)[2] | Selected Clients |
|---|---|---|---|
| Big Pharma | 26% | ~18 | Abbott, Pfizer, Bayer, gsk, Boehringer Ingelheim, Merck, Sanofi, Akorn, Bausch Health |
| Regional Pharma | 52% | ~8 | Eurofarma, biolab, Perrigo, Roemmers, pharma science, Lumont, Hypera pharma |
| Big Suppliers Players | 22% | ~9 | The Clorox Company, Amway, Unilever |

Source: Procaps
Notes: (1) As of December 2021; (2) Average relationship years is based on revenue weighted average

16

17 I. Our Business II. Why Procaps III. Grupo Somar IV. Growth Strategy V. Leadership & ESG AGENDA

18 Procaps & Somar’s Business Models Have a Strong Strategic Alignment Well - aligned and highly complementary cultures and business models (including Quifa, Gelcaps, and Subsidiaries) Strong R&D capabilities and focus on innovation translating into robust pipeline of new products R&D centers in Latin America and the US R&D center in Mex, with room to increase capacity Experienced and proven Management Team Latam experienced team, innovation culture Team with Mexican knowledge Highly experienced, specialized salesforce 440+ sales force in Latin America Sales force in Mexico for RX, BGx and OTC Proprietary portfolio of branded prescription and OTC products, focused on the private market Direct presence in 13 countries 210+ products in Mexico ~18 Years of relationship with clients FDA approved plant with Softgel production Partner of choice to leading global pharma companies through CDMO business 7 plants +Proprietary Softgel Technology 6 plants in Mexico, with 3 FDA approved and 2 Softgel State - of - the art facilities capable of manufacturing highly complex products Core Capabilities

19 Procaps & Grupo Somar Merger Provides Attractive Synergies The acquisition of Grupo Somar is expected to deliver relevant synergies for Procaps Anticipated OpEx Efficiencies • Corporate back - office optimization is expected to result in expense reduction • Standardization of technological platforms and administrative processes optimization of manufacturing facilities (redundancies) Anticipated COGS Efficiencies • Strategic alliances with suppliers to become key regional customer • Exports packaging concentration in a free trade zone to optimize costs • Specialization and concentration in Mexico of solids, semi - solids and liquids for the region R&D Efficiencies • Implementation of best practices and know - how in the development of products is expected to increase the current capacity of launches Cross - Selling Opportunities • More than 30 products of Grupo Somar’s existing and developing portfolio are expected to be launched in the regions Procaps operates in between 2023 and 2025 • Products of Procaps’ existing and developing portfolio are expected to be launched in Mexico via Grupo Somar

20 I. Our Business II. Why Procaps III. Grupo Somar IV. Growth Strategy V. Leadership & ESG AGENDA

21 Recurring investments in R&D, innovation and optimization Our Strategy Growth Avenues Robust and relevant portfolio New Therapeutic Areas and Products with focus on high complexity drugs, chronic diseases, specialty products, new Geographies Geo Expansion Leverage on Colombia’s portfolio in LatAm and Mexico cross sell opportunities Operational Excellence Industry and capacity expansion both for CDMO and proprietary drugs Innovative delivery mechanisms to transform BGx into differentiated products, with high value added, Health Solutions Innovative Technology & Health Solutions 1 2 3 4 Accretive M&As Sustainable growth towards global expansion 5 Agile Business Model To Identify Growth And Time - to - Market Our 5 main growth pillars

22 1 Gelatin, coated tablets, easy to swallow and impossible to counterfeit Consumers’ preferred dosage form Chewable soft capsules technology is a new solution for children and consumers who have difficulty swallowing Delivering easy nutrition with a variety of formulations in nutritional gummies The Smart Softgel for multi - dose therapies, multi - purpose products Versatile plant based softgel (Big seller in USA, Europe and Middle East) Innovative Technology & Health Solutions Continuous investments in proprietary technology & health solutions to accelerate Procaps growth path Proprietary Technology Holistic Health Solutions Digital Health Platform that helps patients/doctors/insurers to manage chr diseases Promoting personalized and preventive care , leveraged on telehealth and homec which enables adherence to medical treatment Already operational for Diabetrics and upcoming migration to other chronic diseases Disruption of the business model Launch of e - shop platform , services at demand, premium services subscription Direct medical prescriptions to e - pharm for home delivery Direct - to - consumer business model with seamless digital experience in the patien journey 22

23 2 Source: Size of pharmaceutical markets IQVIA + Knobloch Mexico, MAT Dic 2021; Central America includes Guatemala, Costa Rica, Honduras, Panama, El Salvador, Nicaragua. New registrations in the last 36 months in each country. (USD bn) Peru New registrations : 48 Ecuador New registrations: 55 Bolivia New registrations: 39 El Salvador New registrations: 67 Costa Rica New registrations: 33 Dominican Republic New registrations: 41 Guatemala New registrations: 82 Honduras New registrations: 84 Nicaragua New registrations: 23 Panama New registrations: 40 Size of Pharmaceutical Market in LatAm Markets by Major Country Evolution of New Registrations in LatAm Countries Mexico expected cross selling opportunities: 210+ products Geo Expansion of Existing Portfolio Clear strategy to propel strong organic growth in a diversified portfolio New Registrations by Country 215 752 174 146 166 51 2018 2019 2020 2021 Q122 Total +3.5x 2.1 21.4 12.9 2.9 1.6 1.0 0.9 Colombia Mexico Central America Ecuador Peru Dominican Republic Total Market

24 Agile Business Model To Identify Growth And Time - to - Market Robust and relevant portfolio Source: The Cancer Atlas – The Burden, Regional Diversity – Latin America and the Caribbean Ranking Product Line Global Sales 2024E (USD bn) Pipeline + Somar 1 Oncology 223 x 2 Anti - diabetes 51 x 3 Anti - rheumatic 57 x 4 Vaccines 45 x 5 Anti - viral 40 x 6 Immunosuppressants 38 x 7 Bronchodilators 32 x 8 Dermatological 30 x 9 Sensory Organs 27 x 10 Anti - hypertensive 24 x Top Global Sales by Product Line Most Common Types of Cancer in LatAm in Procaps’ pipeline Robust Pipeline in Development 15% Breast x 9% Colon and Rectum x 9% Trachea, Bronchus and Lung x 5% Stomach x 4% Skin x Cancer incidence rate by type (%) (In Pipeline) 14% Prostate x 9% Colon and Rectum x 9% Trachea, Bronchus and Lung x 5% Stomach x 4% Skin x # Drugs Specialty 19 Farma 44 25 OTC 28 Diabetes 3 Grupo Somar is expected to bring a robust additional pipeline

4

# Operational Excellence

## State-of-the-art manufacturing capabilities providing innovative delivery technologies

### Industrial Complex Expansion Roadmap

**2022**

**Procaps Barranquilla**
Location: **Barranquilla**
Products: **Soft gelatin capsules, pharmaceuticals**
SBUs: Softigel, Farma, VitalCare

**Rymco**
Location: **Barranquilla**
Products: **Single-use medical products**
SBUs: Clinical

**Funtrition & Pharmayect**
Location: **Bogota**
Products: **Gummies, sterile liquids, glass vials**
SBUs: Softigel, Clinical

**Softcaps**
Location: **Sao Paulo**
Products: **Soft gelatin capsules**
SBUs: Softigel

**Laboratorios Lopez**
Location: **San Salvador**
Products: **Pharmaceuticals, liquids**
SBUs: Farma, VitalCare

**West Palm Beach**
Location: **Florida**
Products: **Soft gelatin capsules**
SBUs: Softigel

**2023**

**Funtrition | Florida**
Products: **Soft gelatin capsules**
- Project **under construction**
- Expansion plan expected to **double current production capacity**

**Piedras Negras**
Products: **Sutures and needles plant**
- **~7K sqm**
- Adjacent to **US border and FDA approved**

**Ramos Arizpe 1 – 2**
Products: **Hormonal, semisolids, liquids, softgel, among others**
- 1: **~15K sqm** | 2: **~10K sqm**
- 1: **Leading softgel player**
- 2: **FDA approved**

**Valle**
Products: **Effervescent & topical powders**
- **One of the 3 effervescent** manufacturing plants in the country (~2K sqm)

**Naucalpan**
Products: **Soft gelatin capsules**
- **~7K sqm**
- **FDA approved**

**Chalco**
Products: **Oral solids**
- **~14K sqm**
- **Significant room** for expansion

■ Colombia ■ Brazil ■ El Salvador ■ United States ■ Mexico

### Highlights

- Procaps operates **state-of-the-art manufacturing facilities and development centers** in LatAm
- **First plant to receive FDA approval in Latin America** (Procaps Barranquilla)
- Multiple projects related to **plant improvements, capacity expansion and new equipment and technology** in recent years
- Grupo Somar[(1)] has **strong manufacturing capabilities that we believe can support sustainable growth**

Source: Procaps, Grupo Somar
Note: (1) The transaction is expected to close in 4Q22, subject to the approval of the Federal Economic Competition Commission (COFECE) in Mexico; the transaction includes Quimica y Farmacia, Gelcaps and related entities

25

26 5 Inorganic Growth: M&A Established Platform with M&A turnaround capabilities ready to continue inorganic growth Integration Plan | Grupo Somar What  s Next for M&A Procaps is constantly looking for M&A opportunities in target countries if they fit certain conditions: Geographical Focus + • Added value drugs on their portfolio • Operate in strategic therapeutic areas • Complementary portfolio in the same segment or segment we want to pursue • Strategic fit with Procaps Potential geographical focus: • Underpenetrated markets, potential targets for consolidation • Pharma targets in Latin America • CDMO targets in Brazil and the US Initial Integration Plan with actions to target main business areas of Somar for the next 12 – 18 months. Our internally developed post M&A strategy is used in order to produce tangible results , such as: • Capture short term synergies • Accelerated growth and culture integration • Consolidate corporate management team and talent retention • Eliminate duplications, which leads to significant savings • Strong internal control and centralized finance area • Register Mexico  s products in LatAm • Register Colombia  s products in Mexico • Increase or gain global pharma contracts for CDMO services • Accelerate R&D pipeline and development

# Where Do We Want to Be in ~5 Years

## Well positioned for future growth with earlier anticipated results

- **Regional B2C leader** in South and Central America
- **Global Player** in the B2B segment
- **Proprietary portfolio** of branded RX and OTC products
- **Mid-teens Annual** organic growth rate

## Growth Driven By:

- **New product launches** and continued **rollout of our existing portfolio** in new countries, across every SBU
- **Demand achieved through our Rx and OTC brands**
- **Higher growth** of CDMO services

Net Revenue



(USD mm)
CAGR: ~25%
$410
$184
$1,000
2021 - Procaps
2021 - Somar
2025E

Adjusted EBITDA



(USD mm)
CAGR: ~26%
$100
$32
$250
2021 - Procaps
2021 - Somar
2025E

27

28 I. Our Business II. Why Procaps III. Grupo Somar IV. Growth Strategy V. Leadership & ESG AGENDA

Mauricio Castañeda Luis Palacios Henry Olmos Luis Velasquez Daniel Aicar Eduardo Herrera Jorge Sierra Human Resources Marketing & R&D Procaps Colombia Nextgel CAN CASAND Diabetrics 29 Ruben Minski Camilo Camacho Patricio Vargas Melissa Angelini Carlos Piocuda Grethel Moreno Marcela Carvajalino CEO & Founder COO CFO IRO VP Finance Audit & Internal Corporate Control Corporate Affairs Board of Directors 7 members, with 4 independent Executive Board Audit Committee Compensation Committee M&A Committee Nominating Committee Corporate Responsibility Ruben Minski - Chairman José Minski Alejandro Weinstein Luis Fernando Castro David Yanovich Daniel Fink Kyle Bransfield Internal Audit Compliance Founder - Led and Strong Governance Seasoned Management Team and Complete Corporate Governance Structure

30 Governance • Corporate governance that leads efforts towards strategic objectives, monitoring integrity, transparency and internal processes carried out by the Corporation • Implementation of (Audit; Strategy and M&A; HR, and Governance) committees Compensation Environmental • Green culture committed to environmental best practice to meet or exceed environmental regulations • Production policies focused on rational use of raw material and less packaging materials • Process optimization in all plants while better managing waste and protecting energy and water resources Social • Management and execution of sustainable projects and programs that contribute to social development in the Caribbean region • 126,000+ Children and teenagers • 3,740+ Expectant mothers • 5,500+ Elderly population • 179,000+ Health Days • 2,300+ volunteers • Expanding the availability and access of our portfolio of effective, safe and quality products and innovative technologies in the region ESG Improving Standards of Environmental, Social and Governance Initiatives Well positioned to capitalize on future growth opportunities

31 Thank you ir@procapsgroup.com Investor.procapsgroup.com NASDAQ: PROC